

March 6, 2014

<u>Via E-mail</u>
Mr. Bernardo Camacho Chavarria
President and Chief Executive Officer
Nano Labs Corp.
The Ford Building
615 Griswold Street, 17th Floor, Suite 1715
Detroit, MI 48226

> **Re: Nano Labs Corp.**
> **Form 10-K**
> **Filed October 15, 2013**
> **File No. 333-171658**

Dear Mr. Chavarria:

We have read your response dated February 25, 2014, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended June 30, 2013 filed February 25, 2014

Item 1. Business, page 1

1. We note your revisions in response to comment 2 in our letter dated January 30, 2014. Specifically, we note your disclosure on page 12 that: "Prior to consummation of the Share Exchange Agreement, we did not conduct any research or development activities. Subsequent to consummation of the Share Exchange Agreement, we anticipate incurring approximately $500,000 relating to research and development of our nanotechnology products. We anticipate conducting further additional research or development activities in the near future. Such costs are not borne directly by any customers." Please explain your reference to the "Share Exchange Agreement" as this does not appear to be defined elsewhere in your amended 10-K nor is it listed in your exhibit index. Further, as it does not appear that you have expended any funds on research and development, your disclosure on page 1 that you "are also a nanotechnology research and development company" and that your "research and development team of scientists, designers, and

engineers is focused on creating a portfolio of advanced products . . ." appears inconsistent. Please advise.

Current Business Operations, page 1

2. We note your revisions in response to comment 4 in our letter dated January 30, 2014. You state that you have "amended the Annual Report to reflect that [you] are a development stage company with no manufacturing capacity or agreements and have not generated revenue." However, on page 1 of your amended 10-K we only note the addition of the following sentence: "[w]e are a development stage company whose plan of operation involves nanotechnology and the development of new products using nano compounds." We do not see the requested disclosure regarding manufacturing capacity and revenue. Please advise.

3. Comment 5 in our letter dated January 30, 2014 requested disclosure of the duration of your provisional patents and an explanation of the nature of provisional patents. As you have filed an amended 10-K in response to other comments in our letter dated January 30, 2014, please explain why you did not include the requested disclosure regarding the duration and nature of your provisional patents in your amended filing. Further, please show us in your supplemental response what the revisions regarding duration and nature of your provisional patents will look like in future filings.

Universal Assignment, page 2

4. We note your response to comment 6 in our letter dated January 30, 2014. We are unable to locate the universal assignment that you note "has been filed as an exhibit to the Annual Report" as an exhibit to your amended 10-K. Please file the assignment agreement dated December 13, 2012 with your next periodic report, or advise.

Purchase Order for 27,000 Liters, page 11

5. We note your response to comment 9 in our letter dated January 30, 2014. Neither your revisions nor your response addresses the terms of the purchase order or how much of the $630,000 payment you expect to receive. Given that the purchase order was scheduled to be delivered "on or by December 31, 2013," and given that your Form 10-Q for the quarter ended December 31, 2013 filed February 18, 2014 reports no revenue for the three month period ended December 31, 2013, please supplementally advise us of the current status of the purchase order and whether it has been fulfilled and delivered.

Sources of Supply and Raw Materials, page 14

6. We note your response to comment 10 in our letter dated January 30, 2014. Our comment requested that you disclose the materials necessary to manufacture your products. In future filings, please disclose the materials necessary to manufacture your

products notwithstanding that you may not have entered into any contracts with suppliers for raw materials. Please show us in your supplemental response what your disclosure regarding materials necessary to manufacture your products will look like in future filings.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787, or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief